

December 30, 2013

Via E-mail
Heath Byrd
Chief Financial Officer
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re:** **Sonic Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **Form 8-K filed November 8, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 8, 2013**
> **File No. 1-13395**

Dear Mr. Byrd:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

6. Long-Term Debt, page F-18

1. We note your disclosure in the third full risk factor on page 13 that the ability of your subsidiaries to pay dividends or make loans to you is subject to minimum net capital requirements under manufacturer franchise and dealer agreements and the laws of the

Heath Byrd
Sonic Automotive, Inc.
December 30, 2013
Page 2

> states in which the subsidiaries are organized. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X.

Form 8-K Filed November 8, 2013

Exhibit 99.1

2. Reference is made to your disclosure of projected adjusted fully diluted earnings per share from continuing operations for the full year 2013. Please tell us your consideration of presenting, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and presenting a reconciliation, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K or Item 100(a)(1)-(2) of Regulation G.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I – Financial Information, page 3

Item 1. Unaudited Condensed Consolidated Financial Statements, page 3

Unaudited Condensed Consolidated Statement of Stockholders' Equity, page 6

3. Please tell us the nature of the transaction reflected in the other line item, the related accounts impacted by the transaction and the basis in GAAP for your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Steve Coss
        Senior Vice President and General Counsel